COMMENTS RECEIVED ON JANUARY 9, 2014

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Europe Fund

POST-EFFECTIVE AMENDMENT NO. 139

1. "Fund Summary" (prospectus)

"Fee Table"

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. While that would technically be consistent with Instruction 2(a)(ii) to Item 3, which contemplates disclosure of more than one type of sales charge, we believe that this result would not be appropriate for this fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares. Therefore, reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

2. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of European issuers and other investments that are tied economically to Europe."

C: The Staff would like to know the criteria for an investment to be considered tied economically to Europe.

R: The factors FMR considers to determine whether an investment is tied economically to a particular country or region are disclosed in the fund's prospectus under the heading, "Country or Geographic Region." In the fund's SAI, we also disclose the following information:

"Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

3. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile."

C: The Staff requests that a corresponding emerging markets strategy be added to "Principal Investment Strategies" in the "Fund Summary" section.

R: The fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under "Foreign Exposure" to the extent that the fund, while pursuing its principal strategy of investing in "securities of European issuers and other investments that are tied economically to Europe," may have exposure to certain markets that may be designated emerging markets. As of November 29, 2013 the fund's exposure to emerging markets is minimal. Accordingly, we have not modified disclosure.

4. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Shares will be bought at the offering price or NAV, as applicable, next calculated after an order is received in proper form."

C: The Staff requests that we remove the disclosure pertaining to purchasing shares of the fund.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that the fund has comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectuses, but we believe that it is important to include the disclosure at issue because the fund will produce a stand-alone summary prospectus. Accordingly, we have not modified disclosure.

5. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in securities of European issuers and other investments that are tied economically to Europe. Europe includes all member countries of the European Union, Norway, Switzerland, and certain European countries with low- to middle-income economies as classified by the World Bank. The Adviser normally invests the fund's assets primarily in common stocks."

C: The Staff requests that we identify the specific countries.

R: Pursuant to Rule 35d-1 under the 1940 Act, the fund has disclosed the specific "criteria" it uses to select its investments. We are not aware of a requirement to identify the countries the fund expects to invest in. Accordingly, we have not modified disclosure.

6. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

7. "Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.